Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

24th June 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Media release
23 June 2004

Brambles

Brambles streamlines CHEP organisation
Full year outlook reaffirmed

Brambles today announced changes in the organisational structure of its pallet and container pooling business, CHEP, to streamline business processes.

A key component is the creation of two regional groups for CHEP, each reporting directly to Brambles' Chief Executive Officer, David Turner. They are:

- CHEP Europe, comprising the operations in Europe, Africa and Asia-Pacific; and
- CHEP Americas, comprising the operations in North and South America.

Mark Luby, who is successfully leading the restructuring of CHEP Europe, will become President of the combined CHEP Europe, Africa and Asia-Pacific organisation. David Mezzanotte, who has successfully led the turnaround in CHEP USA, will become President of CHEP Americas.

Both Mark and David will join the Brambles Executive Committee.

The CHEP global management structure will be eliminated, although certain key functions such as IS, Marketing, Product Development and Operations will continue to be managed globally under the new structure, reporting to Mark and David. Victor Mendes, CEO of CHEP, will complete the transition of his executive responsibilities on 30 June 2004 but will be available for a further three months to consult with the Board, as required.

David Turner said, "The work that Victor and the team have done to refocus CHEP on its core competencies and the fundamental drivers of growth means the business is now in a stronger position to deliver sustainable growth and sound returns for shareholders. Victor has contributed significantly to CHEP in a period of very positive change and is leaving the group with our very best wishes.

"The reorganisation of CHEP will result in increased regional accountability and operational efficiency, and reflects Brambles' continuing focus on operating with the most cost-effective organisation."

The pre-tax cost of the reorganisation is estimated to be £6 million / A$15 million, and will be included as an operating exceptional item under UK GAAP and as a significant item under Australian GAAP in the accounts to 30 June 2004. The reorganisation is expected to result in a pre-tax benefit at least equal to the cost of the reorganisation within 12 months.

Brambles reaffirms its full year outlook, as announced in its 26 May 2004 trading update. In that update, Brambles confirmed that CHEP is expected to deliver strong growth in profit in the second half of 2004 (compared with both the first half of 2004 and the second half of 2003) due to good performance in all regions. Brambles' outlook for the year ended 30 June 2004 remains unchanged from the Interim Results statement on 25 February 2004.

Notes:

(a) Profit is defined as profit before interest, tax, goodwill amortisation and exceptional items.

(b) Relative profit performances in this announcement are based on constant currency comparisons. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the last year.

For further information

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin Group General Manager Corporate Communications	+61 (0) 2 9256 5255 +61 (0) 401 990 425 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Brambles' global headquarters is in Sydney, Australia

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 24 June 2004, The Capital Group Companies Inc notified the Australian Stock Exchange that its combined shareholding in BIL and BIP had increased from 8.78% (148,394,219 shares) on 21 May to 10.10% (170,849,619 shares) with effect from 22 June 2004.

24 June 2004

Contact: Sandra Walters, Assistant Company Secretary
Tel: 020 7659 6039

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

19,444,258

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

2.69%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

22 June 2004

11) Date company informed

23 June 2004

12) Total holding following this notification

91,945,751

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

12.70%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24th June 2004

Details of Registered Holders

Capital Guardian Trust Company		2.58%
State Street Nominees Limited	4,239,900	
Bank of New York Nominees	265,000	
Northern Trust	185,000	
Chase Nominees Limited	8,671,476	
BT Globenet Nominees Ltd.	210,700	
Midland Bank plc	2,240,900	
Bankers Trust	864,200	
Barclays Bank, Barclays Global Securities Services	30,100	
Nortrust Nominees	1,574,500	
Royal Bank of Scotland	8,800	
MSS Nominees Limited	18,000	
Citibank NA	19,200	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	323,600	
HSBC	30,600	
Total	18,710,676	

Capital International Limited		3.76%
State Street Nominees Limited	869,781	
Bank of New York Nominees	5,887,231	
Northern Trust	690,615	
Chase Nominees Limited	5,414,819	
Midland Bank plc	262,000	
Bankers Trust	409,342	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	496,300	
Morgan Guaranty	246,045	
Nortrust Nominees	3,356,277	
Royal Bank of Scotland	2,041,997	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	3,255,459	
Lloyds Bank	97,700	
Citibank NA	89,100	
Deutsche Bank AG	1,312,200	
HSBC Bank plc	939,640	
Mellon Bank N.A.	370,804	

Northern Trust AVFC	246,800	
KAS UK	42,915	
Mellon Nominees (UK) Limited	299,000	
Bank One London	351,980	
Clydesdale Bank.plc	114,800	
Total	27,213,905	
Capital International S.A.		1.31%
State Street Nominees Limited	40,900	
Chase Nominees Limited	3,902,581	
Credit Suisse London Branch	93,600	
Midland Bank plc	1,048,200	
Barclays Bank, Barclays Global Securities Services	955,900	
Pictet & Cie, Geneva	50,800	
Citibank London	64,400	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	419,300	
J.P. Morgan	1,238,036	
State Street Bank & Trust Co.	137,500	
National Westminster Bank	285,400	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	172,200	
Citibank NA	53,300	
Deutsche Bank AG	197,346	
HSBC Bank plc	592,325	
Total	9,514,944	
Capital International Inc.		0.37%
State Street Nominees Limited	1,350,000	
Bank of New York Nominees	30,900	
Chase Nominees Limited	103,900	
Midland Bank plc	246,700	
Nortrust Nominees	85,326	
Royal Bank of Scotland	306,200	
State Street Bank & Trust Co	39,100	
RBSTB Nominees Ltd.	44,800	
HSBC Bank plc	32,000	
JP Morgan Chase Bank	447,300	
Total	2,686,226	
Capital Research and Management Company		4.67%
Chase Nominees Limited	33,820,000	
Total	33,820,000	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

34,490,880

8) Percentage of issued class

4.76%

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

23 June 2004

12) Total holding following this notification

74,047,821

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

10.23%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24th June 2004

Details of Registered Holders

Bank of New York, London	2,408,940
Chase Nominees Ltd	43,320,080
Citibank Nominees Ltd.	1,246,377
Clydesdale Bank PLC, Glasgow	1,750,969
HSBC London	203,090
Mellon Bank NA	6,953,717
Northern Trust Company	3,446,828
Royal Trust Corp of Canada, London	2,184,140
State Street Nominees Limited	12,533,680
Total	74,047,821